FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Stallergenes Selects Magic Software’s iBOLT to Optimize Communication between its Core Business Systems

PRESS RELEASE

Stallergenes Selects Magic Software’s iBOLT to Optimize Communication between its Core Business Systems

French Biopharmaceutical Company will Use iBOLT to Streamline Integration between its Purchasing and SAP Systems

Or Yehuda, Israel, January 17, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today that Stallergenes, a biopharmaceutical company and world leader in the treatment of severe allergic respiratory illnesses, has chosen Magic Software’s iBOLT integration platform to integrate its various purchasing systems with its SAP ERP.

In 2005, Stallergenes used iBOLT to build an online prescription tracking service that streamlined its back-office information flows. Following this successful implementation, Stallergenes has now launched a new project, once again using Magic’s technology, to optimize communication between its purchasing and ERP systems. iBOLT linked Stallergenes’ disparate systems, enabling them to automatically convert purchase orders and entries from its Lawson M3 ERP, hosted on an AS/400 server (IBM System i), before integrating them into the company’s SAP Financials management system.

“iBOLT serves as the communication hub for our various applications. It is our ‘orchestra conductor’, communicating natively with our various systems,” comments Thierry Gréhaigne, CIO of Stallergenes. “It has enabled us to optimize our workflows, making them reliable and completely transparent for users, whether they are at our French, German, or Italian site.”

“For more than five years now, iBOLT has enabled us to implement a high-performance, paperless infrastructure,” he adds. “Because it has always been able to safeguard existing systems, we can look ahead to future technological changes with confidence.”

“We are very pleased that Stallergenes has once again chosen Magic Software’s products,” said Guy Bernstein, CEO of Magic Software. “Magic Software’s iBOLT business integration platform has again proven its ease-of-use and ability to deliver rapid time-to-market integration solutions.”

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About Stallergenes

Stallergenes is a European biopharmaceutical company that focuses on allergenic immunotherapy to treat allergic respiratory illnesses, such as rhinoconjunctivitis, severe rhinitis, and allergic asthma.

A pioneer and leader in sublingual immunotherapy, Stallergenes ploughs more than 20% of its revenue back into R&D, and seeks to develop a new therapeutic classification: sublingual immunotherapy tablets.

In 2010, over 500,000 patients were treated with Stallergenes products.

For more information, visit www.stallergenes.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Stallergenes Selects Magic Software’s iBOLT to Optimize Communication between its Core Business Systems

Exhibit 10.1